06005319

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Greenhill & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue, 23rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold J. Rodriguez, Jr. **212-389-1500**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/12/06

OATH OR AFFIRMATION

I, Robert F. Greenhill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Greenhill & Co., LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANA ROSALES
Notary Public, State of New York
No. 01RO6059690
Qualified in New York County
Commission Expires August 29, 2007

Notary Public

Signature

Chairman + CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) *Statement of Financial Condition.*
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Greenhill & Co., LLC

(a subsidiary of Greenhill & Co., Inc.)

December 31, 2005

with Report of Independent Registered Public Accounting Firm

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
Greenhill & Co., LLC

We have audited the accompanying statement of financial condition of Greenhill & Co., LLC (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 10, 2006

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 31,150,975
Financial advisory fees receivable, net of allowance for doubtful accounts of $311,020	9,969,600
Due from affiliates	8,827,789
Other assets	142,499
Total assets	$ 50,090,863
Liabilities and Member's Capital	
Compensation payable	$ 24,256,549
Accounts payable and accrued expenses	2,410,410
Due to affiliates	995,104
Total liabilities	27,662,063
Member's capital	22,428,800
Total liabilities and member's capital	$ 50,090,863

See accompanying notes to statement of financial condition.

Note 1 - Organization

Greenhill & Co., LLC ("G&Co" or the "Company"), a wholly-owned subsidiary of Greenhill & Co., Inc. ("Parent" or "Member"), is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the National Association of Securities Dealers, Inc. The Company, a New York limited liability company, is engaged in the investment banking business providing financial advisory services to corporations, institutions and others in connection with mergers, acquisitions, divestitures, tender and exchange offers, leveraged buyouts, restructurings, recapitalizations and other extraordinary corporate transactions. The Company has offices in New York and Dallas.

G&Co is an affiliate of Greenhill & Co. International LLP ("GCI"). GCI has offices in the United Kingdom and Germany and is an authorized ISD Category D Corporate Finance Advisory Firm that is regulated by the Financial Services Authority ("FSA"). GCI is engaged in similar investment banking activities to those conducted by the Company in the United States.

G&Co is also an affiliate of Greenhill Capital Partners, LLC ("GCP LLC"). GCP LLC provides managerial and administrative services to affiliated partnerships which invest in private equity and is a registered investment advisor under the Investment Advisors Act of 1940. GCP LLC is a wholly-owned subsidiary of the Parent.

Note 2 - Summary of Significant Accounting Policies

Revenues

The Company recognizes advisory fee revenue when the services related to the underlying transactions are completed in accordance with the terms of its engagement letters. Retainer fees are recognized as advisory fee income over the period in which the related service is rendered.

The Company's clients reimburse certain expenses incurred by the Company in the conduct of financial advisory engagements. Expenses are reported net of such client reimbursements.

Financial Instruments

The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. At December 31, 2005, the carrying value of the Company's financial instruments approximates their fair value.

Financial Advisory Fees Receivables

Receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by the Company by utilizing past client transaction history and an assessment of the client's creditworthiness.

Restricted Stock Units

During the year, the Parent issued restricted stock to employees, including certain Company employees. In accordance with SFAS 123(r) *Accounting for Stock-Based Compensation*, compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period. The Company's proportionate share of these expenses has been included in employee compensation and benefits.

Expense Allocations

Certain expenses are allocated among affiliates and the Company on an agreed-upon basis in accordance with an expense sharing arrangement. These expenses include occupancy and equipment rental, employee compensation, professional fees, communications and information services, as well as corporate overhead expenses including charges for fixed asset usage, insurance, and other various administrative costs.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent.

Note 3 – Related Party Transactions

At December 31, 2005, the Company had receivables of $2.7 million from a non-interest bearing, open term loan to Greenhill Aviation Co., LLC, a wholly-owned subsidiary of the Parent. In addition, the Company had receivables relating to expense reimbursements of $1.2 million from Parent, $2.9 million from GCI and $2.0 million from GCP LLC. These receivables are included in Due from Affiliates in the Statement of Financial Condition.

The Company owes a branch of GCI, Greenhill & Co GmbH ("GmbH"), $1.0 million pursuant to an agreement entered into in September 2001. This agreement was

terminated in October 2004. Under this agreement, GmbH provided support services of an administrative, financial, and legal nature and such advice as required allowing the Company and GCI to engage in providing corporate activities in the German market. In consideration for these services, the Company and GCI paid GmbH for all direct and indirect costs, including salary costs, plus 10 percent. This payable is included in Due to Affiliates in the Statement of Financial Condition.

Note 4 - Income Taxes

The Company's Parent is a corporate taxpayer. The Company continues to be a limited liability company which is wholly owned by the Parent and, accordingly, is disregarded for income tax purposes. During 2005, the Company terminated its tax sharing arrangement with the Parent. Accordingly, no provision for income taxes is provided in the Company's financial statements.

Note 5 – Member's Capital

The Company makes periodic distributions subject to net capital requirements and working capital needs, to its Parent. The Parent also makes periodic capital contributions subject to working capital needs of the Company.

Note 6 - Retirement Plan

G&Co participates in a qualified defined contribution plan (the "Retirement Plan") sponsored by the Parent covering all eligible employees of the Company. Employees must be 21 years old to be eligible to participate. The Retirement Plan provides for both employee contributions in accordance with Section 401(k) of the Internal Revenue Code, and an employer discretionary profit sharing contribution, subject to statutory limitations. Participants may contribute up to 50% of eligible compensation, as defined. G&Co provides matching contributions up to $1,000 per employee. The assets of the Retirement Plan are invested in various equity funds, U.S. government securities and money market funds.

Note 7 - Commitments

The leases for the Company's primary office space are maintained by the Parent. Under an expense sharing arrangement, the Company records its allocated portion of the lease payments. The Company has entered into various operating leases for other office space and office equipment.

As of December 31, 2005, the approximate aggregate minimum future rental payments for the leases retained by the Company and its portion of the lease payments allocated by the Parent were as follows:

2006	$ 4,496,000
2007	4,383,000
2008	4,243,000
2009	4,230,000
2010	2,476,000
Thereafter	395,000
Total	$ 20,223,000

The Company is involved in certain legal proceedings incidental to the ordinary course of business. The Company does not believe any losses for such proceedings are material.

Note 8 - Regulatory Requirements

G&Co is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires G&Co to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. As of December 31, 2005, G&Co's net capital was $3.5 million, which exceeded its requirement by $1.6 million. G&Co's aggregate indebtedness to net capital ratio was 7.9 to 1.

Certain advances, distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.